UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Wellings Real Estate Income Fund

Address of Principal Business Office:	14805 Forest Road, Suite 203 Forest, Virginia 24551

Telephone Number (including area code):	(800) 844-2188

File Number under the Securities Exchange Act of 1934:	814-01515

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☐	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☒	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On July 25, 2025, Wellings Real Estate Income Fund (the “Company”) held a special meeting of stockholders to vote on the proposal to withdraw the Company’s election to be regulated as a business development company under the Act (the “Proposal”). The Company received the requisite vote of a majority of its outstanding voting securities to approve the Proposal with 42,618.38 votes (53.57%) in favor of the Proposal and 791.78 votes (1.00%) against the Proposal. Accordingly, the Company withdraws its election to be subject to the provisions of Sections 55 through 65 of the Act.

The Company will now operate as a private fund under Section 3(c)(5)(C) of the Act and will no longer be regulated by the Act. There are no tax consequences to this conversion and the fee structure, investment strategy, and reporting cadence will not change.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Forest and state of Virginia on the 25th day of July, 2025.

Wellings Real Estate Income Fund

By:	/s/ Benjamin P. Kahle
Name:	Benjamin P. Kahle
Title:	Chief Operating Officer and Chief Financial Officer

Attest:	/s/ Adrienne Yost Hart
Name:	Adrienne Yost Hart
Title:	Chief Compliance Officer